Exhibit 3

FOR IMMEDIATE RELEASE	2 DECEMBER 2013

WPP PLC (“WPP”)

Voting rights and Capital at 29 November 2013

WPP confirms that its capital consists of 1,346,425,793 ordinary shares with voting rights.

WPP holds 1,370,700 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,345,055,093 shares.

The figure of 1,345,055,093 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204